As filed with the Securities and Exchange Commission on November 19, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CELL THERAPEUTICS, INC.
(Name of Subject Company (issuer))

CELL THERAPEUTICS, INC., as issuer
(Name of Filing Persons (identifying status as offeror, issuer or other person))

5.75% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 15, 2008
(Title of Class of Securities)

150934AC1
(CUSIP Number of Class of Securities)

James A. Bianco, M. D.
President and Chief Executive Officer
CELL THERAPEUTICS, INC.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119
(206) 282-7100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Kennedy, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower Suite 3300 San Francisco, CA 94115 (415) 947-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing fee

$58,333,333 (1)	$5,367 (2)

(1)
Pursuant to Rule 457(f)(2) under the Securities Act of 1933, this amount is one third of the aggregate principal amount of the 5.75% Convertible Subordinated Notes due June 15, 2008 that may be received by the Registrant from tendering holders in the exchange offer described herein.

(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed November 19, 2002.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,367
Form or Registration No.:  S-4 (File No. 333-101292)
Filing Party:  Cell Therapeutics, Inc.
Date Filed:  November 19, 2002
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introduction

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Cell Therapeutics, Inc., a Washington corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $102,900,000 principal amount of its new 5.75% Convertible Senior Subordinated Notes due June 15, 2008 for up to $175,000,000 principal amount of its existing 5.75% Convertible Subordinate Notes due June 15, 2008 (“Existing Notes”), upon the terms and subject to the conditions set forth in the Company’s prospectus (the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (File No. 333-101292) filed with the Securities and Exchange Commission on November 19, 2002, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(1) and (a)(4) hereto, respectively.

All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 2 through 11 of this Schedule TO.

Item 4.    Terms of the Transaction.

(b)
None of the Company’s officers, directors or affiliates hold any of the Existing Notes and, therefore, no existing notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(c)	Except as set forth in the Prospectus, the Company is not aware of any plans, proposals or negotiations that would relate to or result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its securities;

(2)	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4)	any change in the present board of directors or management of the Company;

(5)	any other material change in the Company’s corporate structure or business;

(6)
any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized or quoted in an automated quotation systems operated by the national securities association;

(7)	any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934;

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(8)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(9)	any changes in the Company’s charter, bylaws or other governing instruments or other acquisitions that could impede the acquisition of control of the Company.

Item 8.    Interest in Securities of the Subject Company.

(a)	No Existing Notes are held by any person named in Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

(c)
The Company is not aware of any transactions in the Existing Notes during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO promulgated by the Securities and Exchange Commission or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer or director of any subsidiary of the Company.

Item 12.    Exhibits.

(a)(1)	Preliminary Prospectus dated November 19, 2002.
(a)(2)	Press release issued November 19, 2002.
(a)(3)	Form of Senior Subordinated Indenture between the Company and State Street Bank and Trust Company of California, N.A., as trustee.*
(a)(4)	Form of Letter of Transmittal.
(a)(5)	Form of Notice of Guaranteed Delivery.
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(7)	Form of Letter to Clients.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	To be filed by amendment.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002
CELL THERAPEUTICS, INC.

By:	/s/ James A. Bianco

Name:	James A. Bianco M.D.
Title:	President and Chief Executive Officer

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